PE 12/20/2013

14005500

NO ACT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 6, 2014

Act: 1934
Section:
Rule: 14a-8 (i)(2)
Public
Availability: 3-6-14

Shelley J. Dropkin
Citigroup Inc.
dropkins@citi.com

Re: Citigroup Inc.
Incoming letter dated December 20, 2013

Dear Ms. Dropkin:

This is in response to your letters dated December 20, 2013 and January 28, 2014 concerning the shareholder proposal submitted to Citigroup by Bartlett Naylor. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Bartlett Naylor
*** FISMA & OMB Memorandum M-07-16 ***

March 6, 2014

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Citigroup Inc.
Incoming letter dated December 20, 2013

The proposal urges the board to promptly appoint a committee to develop a plan for divesting all non-core banking business segments. The proposal defines "non-core banking operations" as "operations other than Citicorp."

There appears to be some basis for your view that Citigroup may exclude the proposal under rule 14a-8(i)(3), as vague and indefinite. We note in particular your view that, in applying this particular proposal to Citigroup, neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we will not recommend enforcement action to the Commission if Citigroup omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Citigroup relies.

Sincerely,

Adam F. Turk
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Shelley J. Dropkin
Managing Director
Deputy Corporate Secretary
and General Counsel,
Corporate Governance

Citigroup Inc.
601 Lexington Avenue
19th Floor
New York, NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi.com

citi

January 28, 2014

BY E-MAIL [shareholderproposals@sec.gov]

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re: Stockholder Proposal to Citigroup Inc. from Bartlett Naylor

Dear Sir or Madam:

This letter concerns a proposal (the "Proposal") submitted to Citigroup Inc. (the "Company") by Bartlett Naylor (the "Proponent"). The Proposal requests, among other things, that the Company's Board of Directors (the "Board") form a board committee for the purpose of "develop[ing] a plan" to "divest all non-core banking business segments," defined as the Company's Citi Holdings business segment. The Company submitted a letter to you on December 20, 2013 requesting confirmation that you will not recommend enforcement action against the Company if the Proposal is omitted from the Company's proxy materials for its 2014 annual meeting of stockholders, because, among other reasons, if the Proposal were implemented, it would violate Delaware law.

Bank of America Corporation ("BofA") has received a substantially identical proposal for inclusion in its proxy materials for its 2014 annual meeting of stockholders and, like the Company, believes that the Proposal, if implemented, would violate Delaware law. *See Bank of America Corp. No-Action Request* at 7-9 (incoming letter dated Jan. 6, 2014 pending decision from the Staff).[1] In addition to the arguments raised by the Company in its December 20th letter, BofA argues that the Proposal would violate Delaware law because, if implemented, it would require a committee of a board of directors to develop a plan for divesting certain specified assets

[1] JPMorgan Chase & Co. ("JPMorgan") has also received a substantially identical proposal and argues that the Proposal, if implemented, would violate Delaware law. *See JPMorgan Chase & Co. No-Action Request* at 10-12 (incoming letter dated Jan. 14, 2014 pending decision from the Staff). In their letters, BofA and JPMorgan raised other arguments as to why the Proposal may be properly omitted from their proxy materials similar to arguments raised in the Company's December 20th letter. JPMorgan also argues that it would lack the power and authority to implement the Proposal because, if implemented, the Proposal would violate Delaware law and the Proposal is, therefore, excludable under Rule 14a-8(i)(6). This argument and any other additional argument raised in the BofA and JPMorgan letters (or any other letter submitted by another company requesting exclusion of a substantially identical proposal) are equally applicable to the Company.

regardless of whether the directors on that committee determine that doing so is consistent with their fiduciary duties. *Id.* at 7. In its letter, BofA correctly notes that the Proposal's mandate is distinguishable from stockholder proposals that merely request that a board of directors or a board committee "'*consider*' or '*explore*' strategies for increasing stockholder value or divesting specific operations." *Id.* at 7-8 (emphasis added). The Company agrees with the analysis set forth in BofA's January 6th letter and agrees that to the extent the Proposal specifies that the Board establish a committee that is required to develop a plan for divesting certain assets, regardless of whether the directors serving on that committee determine that developing such a plan is consistent with their fiduciary duties, the Proposal, if implemented, would violate Delaware law.[2]

The Company also reaffirms that, as more fully discussed in its December 20th letter, it believes that it has substantially implemented the Proposal through its ongoing efforts to exit its Citi Holdings businesses as quickly as possible in an economically rational manner. Since the inception of this process, a committee of the Board has overseen (and continues to oversee) the Company's asset sale and divestiture activity for Citi Holdings subject to – and in compliance with – the directors' ongoing fiduciary duties. Thus, unlike the Proposal, the Company's process for exiting its Citi Holdings businesses has not divested the directors of their ongoing fiduciary duties. Accordingly, the Company continues to believe that, to the extent it is able, it has substantially implemented the Proposal. However, to the extent the Proposal is requiring director action in addition to the steps the Company has already taken to substantially implement the Proposal, if implemented, it would violate Delaware law and is not a proper subject for stockholder action under Delaware law.

The Company continues to believe that the Proposal is excludable from its proxy materials for its 2014 annual meeting of stockholders for the reasons stated above and set forth in its December 20th letter. If you have any comments or questions concerning this matter, please contact me at (212) 793-7396.

Very truly yours,

Shelley J. Dropkin
Deputy Corporate Secretary and
General Counsel, Corporate Governance

cc: Bartlett Naylor

*** FISMA & OMB Memorandum M-07-16 ***

7933660

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2 This letter has been reviewed by the Delaware law firm of Morris, Nichols, Arsht & Tunnell LLP and, as confirmed in the letter attached hereto, that firm agrees with the analysis of Delaware law set forth in this letter.

OPINION OF MORRIS, NICHOLS, ARSHT & TUNNELL LLP

MORRIS, NICHOLS, ARSHT & TUNNELL LLP

1201 NORTH MARKET STREET
P.O. BOX 1347
WILMINGTON, DELAWARE 19899-1347

302 658 9200
302 658 3989 FAX

January 28, 2014

Citigroup Inc.
601 Lexington Avenue, 19th floor
New York, NY 10022

Re: Stockholder Proposal to Citigroup Inc. from Bartlett Naylor

Ladies and Gentlemen:

This letter supplements our opinion, dated December 20, 2013, regarding a proposal submitted to Citigroup Inc. (the "Company") by Bartlett Naylor.

We have reviewed a letter to be submitted by the Company to the U.S. Securities and Exchange Commission, dated January 28, 2014, and we agree with the analysis of Delaware law set forth in that letter. For the reasons set forth in that letter, as well as the reasons stated in our December 20, 2013 opinion, we believe that the proposal, if implemented, would violate Delaware law and, as a result, is not a proper subject for stockholder action.

Very truly yours,

Morris, Nichols, Arsht & Tunnell LLP

7933988

Shelley J. Dropkin
Managing Director
Deputy Corporate Secretary
and General Counsel,
Corporate Governance

Citigroup Inc.
601 Lexington Avenue
19th Floor
New York, NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi.com

citi

Citigroup Inc.
601 Lexington Avenue, 19th floor
New York, NY 10022

December 20, 2013

BY E-MAIL [shareholderproposals@sec.gov]

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Stockholder Proposal to Citigroup Inc. from Bartlett Naylor

Dear Sir or Madam:

Pursuant to Rule 14a-8(j) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), attached hereto for filing is a copy of the stockholder proposal and supporting statement (together, the "Proposal") submitted by Bartlett Naylor (the "Proponent") for inclusion in the proxy statement and form of proxy (together, the "2014 Proxy Materials") to be furnished to stockholders by Citigroup Inc. (the "Company") in connection with its 2014 annual meeting of stockholders. The Proponent's email address and telephone number are listed below.

Also attached for filing is a copy of a statement of explanation outlining the reasons the Company believes that it may exclude the Proposal from its 2014 Proxy Materials pursuant to (i) Rule 14a-8(i)(10); (ii) Rule 14a-8(i)(7); (iii) Rule 14a-8(i)(3); (iv) Rule 14a-8(i)(2); and (v) Rule 14a-8(i)(1).

By copy of this letter and the attached material, the Company is notifying the Proponent of its intention to exclude the Proposal from its 2014 Proxy Materials.

The Company is filing this letter with the U.S. Securities and Exchange Commission (the "Commission") not less than 80 calendar days before it intends to file its 2014 Proxy Materials. The Company intends to file its 2014 Proxy Materials on or about March 12, 2014 and we plan to start printing the Notice of Internet Availability of Proxy Materials on or about March 6, 2014.

The Company respectfully requests that the Staff of the Division of Corporation Finance (the "Staff") of the Commission confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its 2014 Proxy Materials.

If you have any comments or questions concerning this matter, please contact me at (212) 793-7396.

Very truly yours,

Shelley J. Dropkin

Deputy Corporate Secretary and
General Counsel, Corporate Governance

cc: Bartlett Naylor

FISMA & OMB Memorandum M-07-16

ENCLOSURE 1

THE PROPOSAL AND RELATED CORRESPONDENCE (IF ANY)

Jones, Paula F [LEGL]

From: Dropkin, Shelley J [LEGL]
Sent: Monday, November 18, 2013 3:21 PM
To: ***FISMA & OMB Memorandum M-07-16***
Cc: Jones, Paula F [LEGL]
Subject: Citigroup resolution

Dear Mr. Naylor:

Citigroup Inc. acknowledges receipt of your proposal for submission to Citigroup's stockholders at the Annual Meeting in April 2014.

Please note that you are required to provide Citigroup with a written statement from the record holder of your securities (usually a bank or broker) that you have held Citigroup stock continuously for at least one year as of the date you submitted your proposal. This statement must be provided within 14 days of receipt of this notice, in accordance with the rules and regulations of the Securities and Exchange Commission.

From: Bart Naylor FISMA & OMB Memorandum M-07-16***
Sent: Wednesday, November 13, 2013 2:17 PM
To: Dropkin, Shelley J [LEGL]
Subject: Citigroup resolution

Bartlett Naylor
FISMA & OMB Memorandum M-07-16*
(I respond better to email than VM)

Nov. 13, 2013

Shelley J Dropkin
Office of the Corporate Secretary
Citigroup, Inc.
Via email

Dear Corporate Secretary

Below, please find a shareholder proposal that I hereby submit under SEC Rule 14a-8 for consideration and vote at the next Annual Meeting of stockholders. I have held more than $2,000 worth of Citigroup stock continuously for more than two years, intend to hold this amount through the date of the next annual meeting, intend to attend the annual meeting in-person or through an agent. I will provide proof of my beneficial ownership of requisite Citigroup stock presently with a representation from a brokerage firm.

If you have any questions, please contact me at ***FISMA & OMB Memorandum M-07-16*** or by telephone at ***FISMA & OMB Memorandum M-07-16***

Please confirm receipt by email.

Sincerely,

Bartlett Naylor

Resolved, that stockholders of Citigroup, Inc. urge that:

1. The Board of Directors should promptly appoint a committee (the 'Stockholder Value Committee') composed exclusively of independent directors to develop a plan for divesting all non-core banking business segments.
2. The Stockholder Value Committee should publicly report on its analysis to stockholders no later than 120 days after the 2014 Annual Meeting of Stockholders, although confidential information may be withheld.
3. In carrying out its evaluation, the Stockholder Value Committee should avail itself at reasonable cost of such independent legal, investment banking and other third party advisers as the Stockholder Value Committee determines is necessary or appropriate in its sole discretion.

For purposes of this proposal, "non-core banking operations" is defined as operations other than Citicorp. Using Citigroup's management reporting terminology, this means the divestiture of Citi Holdings, consisting of Brokerage and Asset Management, Local Consumer Lending and Special Asset Pool (as described in the 2012 10-k report, p. 4)

SUPPORTING STATEMENT

The financial crisis that began in 2008 underscored potentially significant weaknesses in the practices of large, inter-connected financial institutions such as Citigroup, which for a time saw its stock price drop from $206 on September 15, 2008, to $10 on March 2, 2009. The crisis prompted questions about how to regulate "too big to fail" institutions such as Citigroup and about whether it made sense to allow financial institutions to engage in both traditional banking and investment banking activities, which had previously been barred by the Glass-Steagall Act. Of particular concern was the fact that derivatives trading activities could be funded by FDIC-insured deposits, which would then be placed at risk if there were significant losses.

Congress sought to address these concerns with the Dodd-Frank Act in 2010, which reformed regulation of financial institutions, including a requirement that regulators enact the "Volcker Rule" to protect depositors' money from speculative trading. However, that rule (and many others required by Dodd-Frank) have not yet been adopted, legislation has been introduced to repeal the Volcker Rule, and uncertainty as to the future remains.

We are concerned that current law may not do enough to avert another financial crisis. Our concern too is that a mega-bank such as Citigroup may not simply be "too big to fail," but also "too big to manage" effectively so as to contain risks that can spread across Citi's business segments. We therefore recommend that the board act to explore options to split Citi into two companies that correspond to the two primary business segments, i.e., Citicorp, which consists of Citi's Global Consumer Banking businesses and Institutional Clients Group; and Citi Holdings, consists of Brokerage and Asset Management, Local Consumer Lending and Special Asset Pool.

We believe that such a separation will reduce the risk of another financial meltdown that harms depositors, shareholders and taxpayers alike; in addition, given the differing levels of risk in Citi's two primary business segments, divestiture will give investors more choice about investment risks.

Bartlett Collins Naylor

ENCLOSURE 2

STATEMENT OF INTENT TO EXCLUDE STOCKHOLDER PROPOSAL

The Proposal urges the Company's Board of Directors (the "Board") to form an independent committee of directors for the purpose of "develop[ing] a plan" to "divest all non-core banking business segments."[1] This committee would be required to report its findings to the Company's stockholders no later than 120 days after the 2014 annual meeting of stockholders. The Proposal defines "non-core banking business segments" as the Company's operations "other than Citicorp," which the Proposal in turn defines as the Company's Citi Holdings business segment, which constitutes a small fraction of the Company's assets.

The Board shares the Proponent's goal of winding down its Citi Holdings segment. Indeed, the Citi Holdings segment is composed entirely of businesses that the Company currently intends to exit and, in the past several years, the Company has undertaken a deliberate process, overseen by the former Citi Holdings Oversight Committee, a committee of non-employee directors, to divest its Citi Holdings assets. This process is ongoing and in light of the Board's continuing commitment to divest the Company's Citi Holdings assets, the Proposal has been substantially implemented and may be excluded under Rule 14a-8(i)(10). Furthermore, given that the Proposal relates exclusively to the divestiture of assets constituting a small fraction – i.e., less than 10% – of the Company's assets, the Proposal should be excluded under Rule 14a-8(i)(7) because the Proposal, in its own words, relates to the divestiture of the Company's "non-core" operations.

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[1] The Proposal reads as follows:

> Resolved, that stockholders of Citigroup, Inc. urge that:
>
> 1. The Board of Directors should promptly appoint a committee (the 'Stockholder Value Committee') composed exclusively of independent directors to develop a plan for divesting all non-core banking business segments.
>
> 2. The Stockholder Value Committee should publicly report on its analysis to the stockholders no later than 120 days after the 2014 Annual Meeting of Stockholders, although confidential information may be withheld.
>
> 3. In carrying out its evaluation, the Stockholder Value Committee should avail itself at reasonable cost of such independent legal, investment banking and other third party advisers as the Stockholder Value Committee determines is necessary or appropriate in its sole discretion.
>
> For purposes of this proposal, "non-core banking operations" is defined as operations other than Citicorp. Using Citigroup's management reporting terminology, this means the divestiture of Citi Holdings, consisting of Brokerage and Asset Management, Local Consumer Lending and Special Asset Pool (as described in the 2012 10-k report, p.4)

The Proposal and the full supporting statement are attached hereto.

Moreover, the Company is unable to determine from the Proposal precisely how the Proponent is suggesting that it dispose of its Citi Holdings segment. In some places, the Proposal focuses on any means of divesting the Citi Holdings assets, i.e., piece-meal asset sales that will in the aggregate result in the divestiture of all Citi Holdings assets. But in other places, the Proposal focuses on the "separation" of the Citi Holdings business segment into a standalone, independent company. For this, and other reasons explained herein, the Proposal is vague and misleading and may be excluded pursuant to Rule 14a-8(i)(3). Finally, even if the Company were to form this new Board committee, the Proposal requires that the Board impose on this committee a mandate that it report its findings to the stockholders no later than 120 days after the 2014 annual stockholder meeting. Neither the Board nor any of its committees may impose such an arbitrary deadline on director deliberations without violating the directors' continuing fiduciary duties to revise its process in light of changing circumstances. Accordingly, the Proposal may also be excluded under Rules 14a-8(i)(1) and (i)(2).

THE COMPANY HAS ALREADY SUBSTANTIALLY IMPLEMENTED THE PROPOSAL.

Rule 14a-8(i)(10) permits an issuer to exclude a proposal if the company has already "substantially implemented the proposal." The purpose of Rule 14a-8(i)(10) is "to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." *See SEC Release No. 34-12598* (July 7, 1976). However, Rule 14a-8(i)(10) does not require exact correspondence between the actions sought by a proponent and the issuer's actions in order to exclude a proposal. *SEC Release No. 34-20091* (Aug. 16, 1983). Rather, the Staff has stated "a determination that the [c]ompany has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably" with those requested under the proposal, and not on the exact means of implementation. *Texaco, Inc.* (avail. Mar. 28, 1991). In other words, the Rule requires only that a company's prior actions satisfactorily address the underlying concerns of the proposal and its essential objective.[2]

The Company has substantially implemented the Proposal because it is engaged in an ongoing process to exit its Citi Holdings businesses as quickly as possible in an economically rational manner and, since fourth quarter 2008, has reduced assets within Citi Holdings, primarily through asset and business divestitures, as well as portfolio runoff and paydowns, by nearly $500 billion.

The Formation of Citi Holdings. After a detailed review of the Company's strategic alternatives, the Company announced on January 16, 2009 that it was implementing a value maximizing strategy to realign its business in order to "optimize" profitability by disposing of non-core assets and to maximize the value of its core assets.[3] As part of this strategy, the

2 *See, e.g., ConAgra Foods, Inc.* (avail. Jul. 3, 2006) (recognizing that the board of directors substantially implemented a request for a sustainability report because such a report is already published on the company's website); *Johnson & Johnson* (avail. Feb. 17, 2006) (concurring in the exclusion of a proposal to verify the "employment legitimacy of all current and future U.S. employees" in light of the company's substantial implementation through adherence to federal regulations).

3 Citigroup Inc., Exhibit 99.1 to Form 8-K (filed Jan. 16, 2009).

Company realigned itself into two operating segments: (1) Citicorp, consisting of the Company's Retail Banking, Securities and Banking and Transaction Services business segments and (2) Citi Holdings, consisting of the Company's Brokerage and Asset Management[4], Local Consumer Finance and Special Asset Pool business segments. This strategy represents part of the Company's extensive ongoing efforts to simplify the Company's organizational structure to "capitalize on the best opportunities" available, seek "sustainable financial success" and focus on risk management.[5] Through this four-plus year process, the Company has diligently pursued asset and business sales of non-core assets to maximize profitability by, as noted above, substantially reducing assets within its Citi Holdings business segment. This strategy, as the Company's Chief Executive Officer has aptly noted, is part of "one of the most significant transformations ever executed in [the banking] industry."[6] The Company has summarized its Citi Holdings process as follows:

> Citi Holdings contains businesses and portfolios of assets that Citigroup has determined are not central to its core Citicorp businesses and consists of Brokerage and Asset Management, Local Consumer Lending and Special Asset Pool. Consistent with its strategy, Citi intends to continue to exit these businesses and portfolios as quickly as practicable in an economically rational manner. Citi Holdings assets have declined by approximately $302 billion since the end of 2009. To date, the decrease in Citi Holdings assets has been primarily driven by asset sales and business dispositions, as well as portfolio run-off and pay-downs. Asset levels have also been impacted, and will continue to be impacted, by charge-offs and fair value marks as and when appropriate. Citi expects the wind-down of the assets in Citi Holdings will continue, although likely at a slower pace than experienced over the past several years as Citi has already disposed of some of the larger operating businesses within Citi Holdings.

Citigroup Inc., Form 10-K for the Fiscal Year ended Dec. 31, 2012 (filed Mar. 1, 2013).

This process has not concluded and, under the direction of the Board of Directors – which is composed of a majority of independent directors – the Company's Chief Financial

4 As of the Company's third quarter 2013, Brokerage and Asset Management is no longer a separate segment within Citi Holdings. *See* Citigroup Inc., Form 10-Q for the Quarterly Period ended Sept. 30, 2013 (filed Nov. 1, 2013). "Brokerage and Asset Management" was a legacy segment previously included within Citi Holdings. During the third quarter 2013, following the completion of the sale of the Company's remaining interest in Smith Barney, certain assets in the legacy "Brokerage and Asset Management" segment were reassigned to other segments and the segment was renamed. *Id.*

5 *Id.*

6 Transcript of Citi Financial Services Conference, Remarks of Michael Corbat, Chief Executive Officer of Citigroup Inc. (Mar. 5, 2013), *available at* http://www.citigroup.com/citi/investor/quarterly/2013/tr130305a.pdf?ieNocache=793.

Officer recently explained that the Company has made "significant progress" in reducing its Citi Holdings assets and "will continue reduce assets in Citi Holdings as quickly as possible in an economically rational manner."[7] To give one example, as the Company's Chief Financial Officer reiterated earlier this month, the Company continues to "explore options for exiting" its OneMain Financial business, a part of the Citi Holdings segment accounting for approximately $10 billion in assets.[8] Third parties, such as Standard & Poor's which recently cited the Company's "notable progress in reducing noncore assets within Citi Holdings," have also recognized the Company's significant progress in exiting its Citi Holdings businesses.[9] Through this ongoing strategy, the Company continues to pursue opportunities to divest itself of its non-core, Citi Holdings businesses in order to focus upon and maximize profitability in the Company's core businesses.

The Citi Holdings Oversight Committee. From January 2009 through Spring 2012, the Citi Holdings segment was closely supervised by the Citi Holdings Oversight Committee, a committee of the Company's Board of Directors (the "Citi Holdings Oversight Committee"). The Citi Holdings Oversight Committee (whose charter is attached hereto as Enclosure 4) was composed entirely of non-employee directors and was broadly charged to oversee the "timely and economically efficient disposition or optimization of Citi Holdings' assets and businesses." Since the dissolution of the Citi Holdings Oversight Committee in early 2012, the Risk Management and Finance Committee of the Board of Directors, composed entirely of non-employee directors, has reassumed responsibility for oversight of the Company's asset sales and divestiture activity for Citi Holdings. The chief executive officer of Citi Holdings reports to the Risk Management and Finance Committee or the full Board on at least a quarterly basis on the status of Citi Holdings, including on the progress of winding down Citi Holdings.

The Company's ongoing efforts to exit the Citi Holdings businesses. Under the supervision of the Citi Holdings Oversight Committee and under the continued supervision of the Risk Management and Finance Committee, the Company has aggressively sought to "exit [the Citi Holdings businesses] as quickly as practicable in an economically rational manner."[10] The Company has repeatedly reiterated that it continues to "intend[] to continue to exit" its Citi Holdings businesses.[11] The Company has done so primarily through over 70 M&A asset sales or business sales, numerous other portfolio sales, as well as portfolio runoff and paydowns. Over the course of this extensive process, the Company dramatically reduced its Citi Holdings' assets

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7 Transcript of Goldman Sachs Financial Services Conference, Remarks of John Gerspach, Chief Financial Officer of Citigroup Inc. (Dec. 10, 2013), *available at* http://www.citigroup.com/citi/investor/quarterly/2013/tr131210a.pdf.

8 *Id.*

9 Standard & Poor's Ratings Services, *Citigroup Ratings Affirmed; Operating Company Outlook Remains Stable; Holding Company Outlook Remains Negative*, at 2 (Dec. 4, 2013).

10 Citigroup Inc., Form 10-K for the Fiscal Year ended Dec. 31, 2012 (filed Mar. 1, 2013).

11 *Id.*

from $619 billion in fourth quarter 2008[12], or approximately 32% of the Company's total GAAP assets, to $122 billion, or approximately 6% of the Company's total GAAP assets.[13] This process is ongoing, and the Company has reduced its Citi Holdings assets by approximately 22% during the first three quarters of 2013.[14]

From 2009 through 2013, the Company has engaged in a consistent and determined pursuit of the divestiture of its Citi Holdings businesses, including well-publicized transactions such as:

- In 2013, the Company completed the sale of its remaining stake in the Smith Barney joint venture to Morgan Stanley in a deal that valued Smith Barney at $13.5 billion. The Company had previously sold a 51% interest in Smith Barney to Morgan Stanley.
- Sale of the Company's Diner's Club North American and Financial Institutions businesses, resulting in the divestiture of $2.2 billion in credit card receivables.
- Sale of Nikko Cordial Securities and the Company's majority stake in Nikko Asset Management, a Japanese brokerage and asset management business, resulting in the divestiture of $25 billion in assets.
- Sale of the Company's 94% stake in BELLSYSTEM 24, a Japanese call center operator, for $1 billion.
- Spin-off of Primerica Financial Services, a life insurance company, through an IPO raising $320 million.
- Sale of the Company's 80% stake in The Student Loan Corporation, resulting in the divestiture of $31 billion in assets.
- Sale of the Company's Canadian MasterCard and U.S. retail sales finance portfolios, resulting in the divestiture of $3.6 billion in credit card receivables.
- Sale of the Company's Egg Cards credit card business, resulting in the divestiture of $2.7 billion in assets.

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12 *See* Presentation of Vikram Pandit, Chief Executive Officer of Citigroup Inc. at Barclays Global Financial Services Conference, at 7 (Sept. 10, 2012), *available at* http://www.citigroup.com/citi/investor/data/p120910a.pdf?ieNocache=334.

Note, Citigroup Inc., Form 10-K for the Fiscal Year ended Dec. 31, 2009 (filed Feb. 26, 2010) reports fourth quarter assets of $715 billion. Subsequently, certain assets were transferred from Citi Holdings to Citicorp. *See, e.g.*, Citigroup Inc., Form 8-K (filed Jan. 17, 2012); Citigroup Inc., Form 8-K (filed June 25, 2010). The $619 billion figure used above accounts for the transfer of these assets.

13 Citigroup Inc., Form 10-Q for the Quarterly Period ended Sept. 30, 2013 (filed Nov. 1, 2013).

14 *See* Citigroup Inc., Form 10-K for the Fiscal Year ended Dec. 31, 2012 (filed Mar. 1, 2013) (reporting Citi Holdings assets of $156 billion as of December 31, 2012); Citigroup Inc., Form 10-Q for the Quarterly Period ended Sept. 30, 2013 (filed Nov. 1, 2013) (reporting Citi Holdings assets of $122 billion as of September 30, 2013).

- Sale of CitiFinancial Auto via a two-part transaction; an initial $3.2 billion portfolio sold in third quarter 2010 and the remaining portfolio exited in fourth quarter 2011.
- Sale of the Company's Egg mortgage and deposit businesses, including a £3 billion portfolio and the Egg brand.
- Sale of the Company's EMI Group music publishing and recorded music divisions for $4 billion.
- Sale of the Company's Belgium consumer franchise, a full service retail bank with ~500,000 customers.
- Significant strides in reducing the Company's special asset pool, selling over $100 billion in assets from the special asset pool over 2009-third quarter 2013.

The Proposal has been substantially implemented by the Company's efforts to exit its Citi Holdings businesses. The Proposal focuses on the divestiture of "all non-core banking business segments," which the Proposal defines as the Citi Holdings segment. The Proposal also requests that a board committee "develop of plan" for divesting these assets and make a report to the stockholders regarding its analysis. Through the Company's longstanding and ongoing strategy to winddown its Citi Holdings segment – a process that is overseen by a board committee comprised of non-employee directors and regarding which the Company regularly reports to its stockholders through its public filings – the Company's has substantially implemented all of these objectives.

As discussed above, the Company has pursued an efficient yet deliberate process to winddown its Citi Holdings businesses primarily through business divestitures (as well as asset sales portfolio runoff and paydowns) and has reduced assets within Citi Holdings by nearly $500 billion since fourth quarter 2008. Moreover, for the vast majority of this process, the Citi Holdings Oversight Committee, composed of non-employee directors, closely supervised this process. The Company's Risk Management and Finance Committee, also composed entirely of non-employee directors, and the full Board continue to oversee this process. Finally, through the extensive disclosures regarding the Company's efforts to dispose of its Citi Holdings businesses contained in the Company's periodic filings with the Commission on Forms 10-K and 10-Q, the Citi Holdings Oversight Committee repeatedly reported to the Company's stockholders regarding this process. The Company continues to regularly report on the status of its efforts to winddown Citi Holdings through its disclosures on Forms 10-K and 10-Q. Furthermore, for the reasons set forth below, to the extent the Proposal would require the Company to disclose additional information, the Company cannot implement this aspect of the Proposal because doing so would cause the Company to violate Delaware law by pre-committing to disclose information.

Clearly, the substance of the Proposal has been adopted in all material respects by the Company in that (i) the Company has engaged, and continues to engage, in an evaluation process to divest its non-core assets held its Citi Holdings segment, (ii) this process has been, and continues to be, overseen by a committee of non-employee directors and the full Board and (iii) the Company continually makes public disclosure of its milestone developments in this process. Therefore, the Proposal may be excluded from the 2014 Proxy Materials pursuant to Rule 14a-8(i)(10).

THE PROPOSAL RELATES TO THE COMPANY'S ORDINARY BUSINESS OPERATIONS.

The Proposal may be excluded from the 2014 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business operations. The Staff has explained that the general policy underlying Rule 14a-8(i)(7) is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *SEC Release No. 34-40018* (May 21, 1998). The first central consideration upon which that policy rests is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* The second central consideration underlying the exclusion for matters related to the Company's ordinary business operations is "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* The second consideration comes into play when a proposal involves "intricate detail," or "specific time-frames or methods for implementing complex policies." *Id.*[15]

The Proposal relates to non-extraordinary corporate transactions. The Company believes that it may exclude the Proposal because it relates to non-extraordinary corporate transactions, i.e., the disposition of a *de minimis* amount of the Company's assets. The Staff has consistently concurred that proposals relating to non-extraordinary corporate transactions – as opposed to proposals relating solely to extraordinary transactions – may be excluded from a company's proxy materials under Rule 14a-8(i)(7). *See, e.g., General Electric Co.* (avail. Jan. 22, 2001) (concurring in the exclusion of a proposal calling for General Electric to divest NBC, which accounted for approximately 5.2% of General Electric's total revenues, under Rule 14a-8(i)(7) and noting that the proposal related to the "disposition of a business or assets not related to [the company's] core products and services").[16] As noted above, the Company's Citi Holdings segment constitutes approximately a mere 6% of the Company's

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15 The Staff has reaffirmed the ordinary business test in *Staff Legal Bulletin No. 14E*, which clarifies that a proposal relating to the evaluation of risk may be excluded from a company's proxy materials if the underlying subject matter of the proposal relates to an ordinary business matter of the company. *Staff Legal Bulletin No. 14E* (Oct. 27, 2009).

16 *See also Analysts International Corp.* (avail. Mar. 11, 2013) (concurring that a proposal relating to both non-extraordinary and extraordinary transactions could be excluded from the company's proxy materials under Rule 14a-8(i)(7)); *Anchor Bancorp, Inc.* (avail. July 13, 2013) (concurring that a proposal to "maximize shareholder value, including, but not limited to a sale of the Company as a whole, merger or other transaction for all or substantially all of the assets of the Company" related to both extraordinary and non-extraordinary transactions and could be excluded from the company's proxy materials under Rule 14a-8(i)(7)); *Sears, Roebuck and Co.* (avail. Feb. 7, 2000) (concurring that a proposal requesting that the board of directors retain an investment bank to "arrange for the sale of all or parts of the Company" could be excluded from the company's proxy materials on because the proposal related to the company's ordinary business operations); *The Reader's Digest Association, Inc.* (avail. Aug. 18, 1998) (concurring that a proposal requesting that the board of directors retain an investment bank to "evaluate the options for reorganization or divestment of any or all company assets as well as any strategic acquisitions" could be excluded from the company's proxy materials under Rule 14a-8(i)(7)).

GAAP assets. The Company believes that there is no basis, in law or in fact, for treating the sale or disposition of 6% of the Company's assets as an extraordinary transaction.[17] Moreover, by its own plain language, the Proposal itself purports to relate only to the divestiture of "non-core" assets. Accordingly, the Company believes that it may exclude the proposal under Rule 14a-8(i)(7) because it relates to a non-extraordinary corporate transaction.

The Proposal micro-manages the Company by imposing an arbitrary deadline on the evaluation process and timeline for reporting to the stockholders. As noted above, and as the Company has repeatedly reported publicly, the Company continues to pursue its goal of exiting its Citi Holdings businesses as quickly as possible in an economically rational manner. The Company has pursued, and continues to pursue, this goal through a deliberate and considered process. Notably, the Proponent does not disagree with the Company's goal of exiting the Citi Holdings businesses. The Proponent apparently wishes to have a greater say into the timeframe for this process and would micro-manage the Company's process for divesting its Citi Holdings assets by requiring the directors to report on their plan to divest all Citi Holdings assets a mere 120 days after the upcoming annual meeting of stockholders. This demand impermissibly intrudes on the directors' responsibility to manage the Company by imposing an arbitrarily short deadline on their evaluation process.

The decision of how and when to divest specific assets requires an extensive and complex evaluation of the Company's businesses and the Company respectfully submits that it is in the best position to determine how and when specific assets should be divested. Although other proposals may have survived scrutiny under Rule 14a-8(i)(7) by imposing deadlines on when reports must be given to stockholders, those prior proposals have typically focused on reporting to stockholders on discrete topics relating to a social policy issue.[18] In contrast, the Proposal requires a public report on a plan regarding ordinary course of business corporate transactions relating to the disposition of all of the Company's non-core assets. The Commission has explained that a proposal may be excluded under Rule 14a-8(i)(7) where it would "impose specific time-frames or methods for implementing complex policies."[19] A review of when various businesses should be disposed of is a complex issue.

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17 *See generally* 8 *Del. C.* § 122(4) (authorizing a corporation to, *inter alia*, "sell, convey, lease, exchange, transfer or otherwise dispose of, or mortgage or pledge, all or any of its property and assets, or any interest therein"); *cf.* 8 *Del. C.* § 271 (requiring stockholder approval in order for a corporation to "sell, lease or exchange all or substantially all of its property and assets"). The sale of assets that comprise approximately 6% of a company's total assets does not constitute "substantially all" of the company's assets.

18 *See, e.g.*, *Ultra Petroleum Corp.* (avail. Mar. 6, 2008) (declining to concur that a proposal requesting that a report regarding the company's plans to address climate change be prepared by the end of the calendar year could be excluded under Rule 14a-8(i)(7)).

19 *SEC Release No. 34-40018* (May 21, 1998). *See also The Chubb Corp.* (avail. Feb. 26, 2007) (concurring that a proposal requesting that a report describing the company's position relating to climate change, including a discussion of the effects that climate change could have on the company, be presented to investors within six months after the company's upcoming annual meeting could be excluded under Rule 14a-8(i)(7) because the proposal related to an evaluation of risk and where the company argued that the proposal related to the company's ordinary business operations because, *inter alia*, the specific six-month deadline for preparing the report micro-managed the company's operations).

Moreover, the directors' study of potential transactions likely would require an in-depth review of confidential information and a report of a "plan" for divesting the Company's Citi Holdings assets would likely involve the disclosure of confidential information because it would reveal the Company's strategy and anticipated timeframe for disposing of these assets. Imposing a deadline for reporting back to the stockholders might force the directors to disclose confidential information (to avoid misleading, partial omissions) at an inopportune time for the Company.[20] Under Delaware law, the directors must weigh the benefits of disclosure against the costs associated with disclosing confidential information. For example, the disclosure of confidential information regarding the Company's "plan" to divest its Citi Holdings assets might be used to the advantage of one of the Company's competitors. The Proposal asks the directors to forego this careful balancing process, and to expose the Company to harm, in order to meet the 120-day deadline. The requirement to publicly disclose the directors' analysis might also interfere with the planning process for winding down the Citi Holdings segment.[21] Finally, the 120-day deadline itself would restrict the directors' ability to conduct a fully informed evaluation process. The 120-day deadline might fall in the middle of non-public discussions with bidders for the Citi Holdings assets. Or, the directors may simply conclude that they need more time to perform a thorough evaluation of how to dispose of the Citi Holdings assets. In light of the sensitive nature of review sought by the Proposal, the 120-day deadline would impermissibly micro-manage how the directors might go about planning to divest the Company's Citi Holdings assets.

By its own terms, the Proposal relates to the transactions involving "non-core" corporate assets. Decisions regarding such transactions are a central function of managing the day-to-day operations of the Company. Accordingly, the Proposal relates to the Company's ordinary business operations. The Proposal would also micro-manage the Company's ordinary business operations because, if implemented, if would impose an arbitrary deadline for developing a plan to divest the Company's Citi Holdings assets and reporting to the

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20 The Company acknowledges that the Proposal purports to permit the directors to withhold confidential information. However, if the Proposal were implemented, the directors would be required to comply with the Proposal's mandatory disclosure requirement and, as the Legal Opinion (defined below) explains, in order satisfy that requirement and avoid a misleading, partial disclosure, the directors might still be required to disclose such confidential information. Therefore, despite the Proposal's savings language, the Proposal's arbitrary deadline for reporting back to the stockholders might force the directors – in order to avoid violating their fiduciary duties – to disclose confidential information at an inopportune time for the Company.

21 For example, the directors may be reluctant to open non-public discussions to sell a particular Citi Holdings business if they face the prospect of running an unsuccessful sale; in which case they must publicly disclose that a buyer could not be found for a specific business. The 120-day public disclosure deadline may also interfere with the types of non-disclosure agreements the directors enter into with potential buyers of specific assets. A non-disclosure agreement might need to include specific carve-outs, to allow for public disclosure, that the directors might not have insisted on absent the requirement to make a report to stockholders. These carve-outs might limit the number of counterparties willing to discuss transactions with the Company, or adversely affect the exchange of information that might have occurred absent the carve-outs.

stockholders. The Proposal may be excluded from the 2014 Proxy Materials pursuant to Rule 14a-8(i)(7).[22]

THE PROPOSAL IS VAGUE AND MISLEADING.

The Proposal's definition of "non-core banking business segments" is vague. The Proposal defines "non-core banking business segments" as "operations other than Citicorp." The Proposal then states that this definition means "Citi Holdings, consisting of Brokerage and Asset Management, Local Consumer Lending and Special Asset Pool (as described in the 2012 10-k report, p. 4)."[23] But neither the Proposal nor the Proponent's supporting statement provides the stockholders any guidance on what assets are included in these business segments. As a result, without referencing the Company's Form 10-K cited by the Proponent it is impossible to determine what assets are included in Citi Holdings, i.e., what assets the stockholders would be asking the Company to divest. The Staff has consistently concurred in the exclusion of stockholder proposals that, like the Proposal, define a material element of the proposal by reference to an external source – in the case of the Proposal, the Form 10-K for the Company's 2012 fiscal year.[24] The Staff recently reiterated its historical concern regarding proposals that

22 The Proposal also appears to relates to risk assessment and a balancing of the "differing levels of risk in Citi's two primary business segments." The Staff has repeatedly concurred in the exclusion of proposals relating to risk assessment where the proposal's underlying subject matter concerns matters of ordinary business. *Sempra Energy* (avail. Jan. 12, 2012, reconsideration denied Jan. 23, 2012) (concurring with the exclusion of a proposal requesting that the board independently review the company's management of political, legal and financial risks posed by the company's operations in "any country that may pose an elevated risk of corrupt practices"; the Staff stated that "although the proposal requests the board to conduct an independent oversight review of Sempra's management of particular risks, the underlying subject matter of these risks appears to involve ordinary business matters"). As explained above, as in the recent *Sempra Energy* letter, the "subject matter" to which the Proposal's risk assessment relates, i.e., non-extraordinary corporate transactions, is a matter of ordinary business.

23 The Company notes that the operative language of the Proposal refers to "non-core banking business segments." The definition provided above is for "non-core banking operations" The Company has assumed that the Proponent intended this definition to apply to "non-core banking business segments." If the Proposal is not read in this manner, "non-core banking business segments" is a key term of the proposal that is left undefined and the failure to define this phrase would leave the stockholders and the Company unable to determine what assets the Proponent wishes that the Company divest. To the extent that "non-core banking business segments" is not defined, the Proposal may be excluded under Rule 14a-8(i)(3). *See, e.g., The Boeing Co.* (avail. Mar. 2, 2011) (concurring with the exclusion of a proposal requesting, among other things, that senior executives relinquish certain "executive pay rights" because the proposal did not sufficiently explain the meaning of the phrase, rendering the proposal vague and indefinite); *Amazon.com, Inc.* (avail. Apr. 7, 2010) (concurring that a proposal was vague and indefinite because "it is not clear what 'rights' the proposal intends to regulate").

24 *See, e.g., The Clorox Co.* (avail. Aug. 13, 2012) (concurring in the exclusion of a proposal under Rule 14a-8(i)(3) where the proposal requested that the company's chairman be "independent" as defined in the New York Stock Exchange's listing standards and the company argued that the proposal "failed to sufficiently describe the substantive provisions of the external guidelines"); *AT&T Inc.* (avail. Feb. 16, 2010) (concurring in the exclusion under Rule 14a-8(i)(3) of a proposal that requested disclosure of, among other things, "payments . . . used for grassroots lobbying communications as defined in 26 CFR §56.4911-2" where the company argued that the meaning of the term "grassroots lobbying communications" was not clarified by the cross-reference to the Code of Federal Regulations).

are only understandable by reference to material outside of the proposal and supporting statement in *Staff Legal Bulletin No. 14G*, in which the Staff stated: "If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under rule 14a-8(i)(3) as vague and indefinite." *Staff Legal Bulletin No. 14G* (Oct. 16, 2012).

The Proposal, which requests that a committee of the Board develop a plan to divest the Company's "non-core banking business segments," defined by reference to the Company's Form 10-K for its 2012 fiscal year, defines a core concept only by reference to external material leaving the stockholders unable to determine from the face of the Proposal what business segments the Proposal concerns. In addition, because the Company has continued its efforts to winddown Citi Holdings over 2013 by, for example, completing the sale of its remaining interest in its Smith Barney joint venture, the assets comprising Citi Holdings have changed since the Company filed this Form 10-K. The Proposal's definition by reference to information that is nearly a year old makes it even more difficult to determine precisely what assets the Proposal concerns. The resulting confusion is compounded by the Proposal's reference to the "Brokerage and Asset Management" segment, which, as noted above, is no longer a segment within Citi Holdings.[25]

The Proposal is also vague because it is unclear whether it is a request for multiple, independent asset divestitures or the "separation" of Citi Holdings as a standalone business. The Proposal may be excluded pursuant to Rule 14a-8(i)(3) because the Proposal is vague.[26] Specifically, the Proposal appears to request that a committee of the Board explore developing a plan for "divesting all non-core banking business segments." Applying a plain, dictionary meaning to "divest" the Company has read the Proposal to request that it develop a plan to sell its non-core assets in one or more third-party transactions.[27] However, the supporting statement appears to focus upon "split[ing] [the Company] into two companies that correspond to [the Company's] two primary business segments," *viz.*, Citicorp and Citi Holdings. In other words, while the Proposal asks that the Company develop a plan that contemplates a sale of the Company's non-core assets through multiple, piece-meal asset sales, the supporting statement contemplates that the Company would be "split" into two independent, autonomous companies.

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25 Citigroup Inc., Form 10-Q for the Quarterly Period ended Sept. 30, 2013 (filed Nov. 1, 2013).

26 Rule 14a-8(i)(3) permits the exclusion of a proposal if it violates any of the Commission's rules, including Rule 14a-9, which prohibits statements in proxies or certain other communications that, in light of the circumstances, are "false and misleading with respect to any material fact." *See* 17 C.F.R. § 240.14a-8(i)(3); 17 C.F.R. § 240.14a-9.

27 *See, e.g.*, 1 THE NEW SHORTER OXFORD ENGLISH DICTIONARY 713 (4th ed. 1993) (defining "divest" as meaning, among other things to "sell off (a subsidiary company; get rid of, cease to hold, (an investment)").

The most logical way to accomplish this would be through a "spin-off" of either the Citicorp or the Citi Holdings segment.[28]

The Staff has explained that a company may exclude a proposal if it is so vague or indefinite that "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Staff Legal Bulletin No. 14B* (Sept. 15, 2004). In the instant case, neither the Company nor the stockholders can determine whether the Proposal requests that the Company explore: (i) a sale of the Company's non-core assets through multiple, third party transactions or (ii) the separation of the Company's Citicorp and Citi Holdings segments by a "spin-off" or "split-off" of one segment. Although both of these approaches is a possible alternative course that the Company could consider, they could differ sharply from each other in their legal, tax and financial implications and would result from fundamentally different business conclusions about the best method for maximizing value. Thus, if the Proposal were adopted, neither the Company nor the stockholders would be able to determine what course of action the Company should pursue.

The Proposal is misleading because it does not include material information regarding the costs of the requested report and whether that report could result in disclosure of proprietary Company information. In a line of long-settled precedent, the Staff has found that proposals dealing with the preparation and issuance of special reports to stockholders can be excluded from company proxy materials in reliance on Rule 14a-8(i)(3) if such proposals fail to discuss the prospective cost of preparing such reports or fail to discuss whether any proprietary information would be disclosed in that report.[29] The Staff has concluded that the failure to include such information renders a proposal materially misleading and has provided the following guidance on how proposals seeking a special report should address the prospective cost of such a report and whether proprietary information therein could be omitted: "In order that readers of the proposal not be misled in this regard, it would seem necessary that these two important points be specifically dealt with. For example, it might be stated in each instance that the cost of preparing the respective reports shall be limited to a reasonable amount as determined by the board of directors, and that information may be withheld if the board of directors deems it privileged for business or competitive reasons." *The Upjohn Company* (avail. Mar. 16,

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28 Typically, a "spin-off" is the distribution of a subsidiary, as a whole, to a company's stockholders through the mechanism of paying a dividend consisting of the shares of stock of the subsidiary entity. BLACK'S LAW DICTIONARY 1437 (8th ed. 2004) (defining "spin-off" as, among other things, a transaction "in which a division of a corporation becomes an independent company and stock of the new company is distributed to the corporation's shareholders").

29 *See, e.g.*, *Schering-Plough Corp.* (avail. Mar. 4, 1976) ("In order that readers of the proposal not be misled . . . [t]he proposal should be expanded to discuss the cost of preparing the proposed report and whether any of the information to be included therein may be withheld by the company in the event that disclosure thereof would harm the company's business or competitive position."); *RCA Corporation* (Nov. 12, 1975) (similar statement); *First Union Bancorporation* (Feb. 7, 1980) (noting that "although the [proposal] deals with the issuance of a report to shareholders, it does not discuss the prospective cost of preparing such a report").

1976).[30] Indeed, since the Staff provided this guidance it has become standard practice—including in proposals submitted by the Proponent—for proposals asking for a report to stockholders to include language that such a report should be "prepared at reasonable cost and omitting proprietary information."[31] Because the Proposal lacks similar language[32], it is misleading and may be excluded from the Company's 2014 Proxy Materials under Rule 14a-8(i)(3).[33]

For the foregoing reasons, the Company may exclude the Proposal from its 2014 Proxy Materials because the Proposal and supporting statement are vague and misleading.

THE PROPOSAL WOULD, IF IMPLEMENTED, CAUSE THE COMPANY TO VIOLATE DELAWARE LAW.

The Proposal may be excluded from the 2014 Proxy Materials pursuant to Rule 14a-8(i)(2) because it would, if implemented, cause the Company to violate Delaware law. As more fully described in the opinion of the Delaware law firm of Morris, Nichols, Arsht & Tunnell LLP (the "Legal Opinion," attached hereto as Enclosure 3), the Proposal is invalid under Delaware law. The Proposal would violate Delaware law if implemented because it would have the Board require the committee to make a public report and do so by a fixed deadline—regardless of whether the directors on the committee, in the exercise of their independent fiduciary judgment, determined that making such a public report, or meeting the deadline, was consistent with the directors' fiduciary duties and in the best interest of stockholders at the time. The Delaware Supreme Court has consistently ruled that directors must be able to fully exercise their "unremitting" fiduciary duties, and cannot be subject to rules imposed today that tie their

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30 In *SEC Release No. 34-20091* (August 16, 1983), the U.S. Securities and Exchange Commission revised its approach under Rule 14a-8(i)(7) to proposals seeking the publication of a special report. However, nothing in that release or subsequent Commission statements indicate that the Commission changed or intended to change the application of other provisions of Rule 14a-8 to such proposals.

31 *See, e.g., Ford Motor Co.* (avail. Mar. 14, 2005) (proposal co-sponsored by the Proponent requesting a report "at reasonable cost and omitting proprietary information).

32 The Proposal purports to authorize the directors to withhold confidential information. However, as explained more fully in the Legal Opinion, the directors could still be required to publicly disclose confidential information in order to comply with the Proposal's mandatory reporting requirement while satisfying their duty to make a complete disclosure in their communications with stockholders (i.e., to avoid an omission that might render the communication misleading). Accordingly, the language in the Proposal suggesting that the directors could withhold confidential information would likely incorrectly suggest to the stockholders that the report would not disclose confidential Company information; indeed, because the Proposal has requested a report from directors who have a fiduciary duty to make a full, candid disclosure when they communicate with stockholders, the inclusion of this type of savings language compounds, rather than clarifies, the potential confusion regarding whether confidential information could be included in the report. Accordingly, the Proposal is misleading and may be excluded under Rule 14a-8(i)(3).

33 The Proposal indicates that any third party advisors retained to assist with the evaluation called for by the Proposal should be retained "at reasonable cost." However, the Proposal does not include any similar language regarding the potential cost of preparing the report called for by the Proposal.

hands (i.e., limit their judgment) tomorrow.[34] For this reason, the Proposal would violate Delaware law if implemented and is not a proper subject for stockholder action.

The Staff has consistently concurred with the exclusion of proposals that would require a company's directors to violate state law. For example, earlier this year, in *Scott's Liquid Gold-Inc.* (avail. May 7, 2013), the Staff concurred that a company could exclude a similar proposal in reliance on Rule 14a-8(i)(2) where the company argued that the proposal would violate state law because it could have required a board committee to make a public report even if the directors determined it was not in the best interests of the Company or its stockholders to do so. The *Scott's Liquid Gold* proposal would have required that the company establish a board committee to "receive and promptly report to the shareholders all past, present, and future proposals to the company or any of its directors involving the sale of all or a part of the company." *Id.* The company argued in *Scotts Liquid-Gold* that the proposal at issue would violate state (Colorado) law by, *inter alia*, requiring a board committee to publicly report any acquisition proposal even if the directors determined that it was not in the best interests of the company or its stockholders to do so. *Id.*[35] Similarly, the Proposal asks the Board to adopt a policy that would cause a committee of the Board to violate its fiduciary duties by making a report regarding a plan for divesting specific assets within 120 days of the 2014 annual meeting, even if the committee were to determine that it was not in the best interests of the Company and its stockholders to make such a report at that time.

For this reason, which is explained in detail in the Legal Opinion, the Proposal violates Delaware law. The Company's stockholders should not be asked to vote on a proposal that would ask the Board to impose an arbitrary deadline on a committee that, if adhered to, would cause the Company to violate Delaware law. Accordingly, the Company may exclude the Proposal pursuant to Rule 14a-8(i)(2).

THE PROPOSAL IS NOT A PROPER SUBJECT FOR ACTION BY STOCKHOLDERS UNDER DELAWARE LAW.

The Legal Opinion also concludes, and the Company agrees, that, because the Proposal would, if implemented, cause the Company to violate Delaware law, it is not a proper subject for stockholder action and may be excluded pursuant to Rule 14a-8(i)(1).

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34 *See, e.g., CA, Inc. v. AFSCME Employees Pension Plan*, 953 A.2d 227, 239 (Del. 2008).

35 *See also Vail Resorts, Inc.* (avail. Sept. 16, 2011) (concurring that a proposal could be excluded under Rule 14a-8(i)(2) where the company argued that the proposal would cause the directors to violate Delaware law by, *inter alia*, requiring them to prioritize distributions to stockholders over other uses even if the board determined that there were better uses for corporate funds); *Citigroup Inc.* (avail. Feb. 22, 2012) (concurring that a proposal could be excluded under Rule 14a-8(i)(2) where the company argued that the proposal, if implemented, would cause the directors to violate Delaware law by prohibiting indemnification of directors even if the board were to determine that such indemnification was in the best interests of the company and its stockholders); *The J.M. Smucker Co.* (avail. June 22, 2012) (concurring that a proposal could be excluded under Rule 14a-8(i)(2) where the company argued that, if implemented, the proposal would violate state corporate laws that imposed a higher voting standard for certain matters).

Even though the Proposal is cast in precatory terms, i.e., to merely request that the Board take action, using such a format will not save a proposal from exclusion under Rule 14a-8(i)(1) where the requested action would violate Delaware law if implemented. Because the Proposal would, if implemented, cause the Company to violate Delaware law, by imposing an arbitrary deadline by which a committee must report on a plan for divesting specific assets even if the committee determines that doing so is not in the best interests of the Company and its stockholders, it should be excluded pursuant to Rule 14a-8(i)(1). The Staff has repeatedly indicated that it will not recommend enforcement action if a company excludes a precatory proposal because the recommended action would violate state law.[36] Here, the Proposal, even though it is precatory, must be excluded because, as noted in the Legal Opinion, Delaware law imposes upon directors a duty to make their own independent fiduciary judgment regarding whether it is appropriate to publicly report on proposed asset divestitures.

CONCLUSION

For the foregoing reasons, the Company believes the Proposal may be excluded pursuant to Rules 14a-8(i)(10), 14a-8(i)(7), 14a-8(i)(3), Rule 14a-8(i)(2) and Rule 14a-8(i)(1) and respectfully requests that the Staff confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its 2014 Proxy Materials.

7833430

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[36] *Pennzoil Corporation* (avail. Mar. 22, 1993) (stating that the Staff would not recommend enforcement action against Pennzoil for excluding a precatory proposal that asked directors to adopt a by-law that could be amended only by the stockholders because under Delaware law "there is a substantial question as to whether . . . the directors may adopt a by-law provision that specifies that it may be amended only by shareholders").

ENCLOSURE 3

OPINION OF MORRIS, NICHOLS, ARSHT & TUNNELL LLP

MORRIS, NICHOLS, ARSHT & TUNNELL LLP

1201 NORTH MARKET STREET
P.O. BOX 1347
WILMINGTON, DELAWARE 19899-1347

302 658 9200
302 658 3989 FAX

December 20, 2013

Citigroup Inc.
601 Lexington Avenue, 19th floor
New York, NY 10022

Re: Stockholder Proposal Submitted by Bartlett Naylor

Ladies and Gentlemen:

This letter confirms our opinion regarding a stockholder proposal (the "Proposal") submitted to Citigroup Inc., a Delaware corporation (the "Company"), by Bartlett Naylor (the "Proponent") for inclusion in the Company's proxy statement and form of proxy for its 2014 annual meeting of stockholders. For the reasons set forth below, it is our opinion that (i) the Proposal, if implemented, would cause the Company to violate Delaware law and (ii) the Proposal is not a proper subject for stockholder action under Delaware law.

I. Summary Of The Proposal And Our Opinion.

The Proposal asks the Company's board of directors (the "Board") to appoint a committee of the Board to "develop a plan for divesting all non-core banking business segments" and to have that committee make a public report to stockholders on the committee's analysis no later than 120 days after the 2014 annual meeting.[1] The Proposal appears to define "non-core

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[1] The Proposal reads in full as follows:

> Resolved, that stockholders of Citigroup, Inc. urge that:
>
> 1. The Board of Directors should promptly appoint a committee (the 'Stockholder Value Committee') composed exclusively of independent directors to develop a plan for divesting all non-core banking business segments.
>
> 2. The Stockholder Value Committee should publicly report on its analysis to the stockholders no later than 120 days after the 2014 Annual Meeting of Stockholders, although confidential information may be withheld.
>
> 3. In carrying out its evaluation, the Stockholder Value Committee should avail itself at reasonable cost of such independent legal, investment banking

(Continued . . .)

banking business segments" as the Company's "operations other than Citicorp."[2] The Proposal would violate Delaware law if implemented because it would have the Board require the committee to make a public report and do so by a fixed deadline—regardless of whether the directors on the committee, in the exercise of their independent fiduciary judgment, determined that making such a public report, or meeting the deadline, was consistent with the directors' fiduciary duties and in the best interest of stockholders at the time. The Delaware Supreme Court has consistently ruled that directors must be able to fully exercise their "unremitting" fiduciary duties, and cannot be subject to rules imposed today that tie their hands (i.e., limit their judgment) tomorrow. For these reasons, the Proposal would violate Delaware law if implemented and is not a proper subject for stockholder action.

II. The Proposal, If Implemented, Would Cause The Company To Violate Delaware Law.

If the Board implemented the Proposal and formed a committee that is required to report back to stockholders on a date certain chosen by the Proponent, the directors would have abdicated their duty to determine when and whether, at the end of their review of potential transactions involving the Citi Holdings assets, it is advisable to report anything to stockholders. The directors must be able to make real-time decisions based on the facts as they develop in the future. They cannot simply adopt a deadline selected for them by the Proponent in determining when, if ever, to publicly disclose material facts about the Company, its businesses, and any future plan to divest specific assets. Under Delaware law, a board of directors of a Delaware corporation cannot enter into a contract that would prevent the board from "completely discharging its fundamental management duties to the corporation."[3] Nor can a contract "limit in a substantial way the freedom of director decisions on matters of management policy. . . ."[4] This

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(Continued . . .)

> and other third party advisers as the Stockholder Value Committee determines is necessary or appropriate in its sole discretion.
>
> For purposes of this proposal, "non-core banking operations" is defined as operations other than Citicorp. Using Citigroup's management reporting terminology, this means the divestiture of Citi Holdings, consisting of Brokerage and Asset Management, Local Consumer Lending and Special Asset Pool (as described in the 2012 10-k report, p.4)

A supporting statement, not relevant to our opinion, accompanies the Proposal.

2 The definition provided by the Proposal is for "non-core banking operations." Although it is not entirely clear, it appears that the Proponent intends for this definition to apply to the phrase "non-core banking business segments" that is used in the operative clause of the Proposal. The resulting ambiguity is not relevant for our opinion.

3 *Quickturn Design Systems, Inc. v. Shapiro*, 721 A.2d 1281, 1291 (Del. 1998).

4 *Abercrombie v. Davies*, 123 A.2d 893, 899 (Del. Ch. 1956).

rule of law applies even if the provision at issue "limits the board of directors' authority in only one respect."[5]

These principles have been applied repeatedly by the Delaware courts to strike down attempts to dictate future conduct or decisions by directors.[6] For example, in *CA, Inc. v. AFSCME Employees Pension Plan*, which was referred to the Delaware Supreme Court by the Securities and Exchange Commission, the Court reasoned that neither the board nor the stockholders of a Delaware corporation were permitted to adopt a by-law that required future boards to reimburse stockholders for the expenses they incurred in a proxy contest.[7] The Court held that the proposed by-law would impermissibly "prevent the directors from exercising their full managerial power in circumstances where their fiduciary duties would require them to deny reimbursement to a dissident slate."[8]

The Proposal would impose a dead-hand on the directors serving on the committee. Exploring the divestiture of the Company's assets—and deciding whether and when to disclose aspects of that process or the directors' thinking to stockholders and the public—involve fundamental fiduciary judgment calls. These judgment calls are no less fundamental to a corporation than the decision to reimburse proxy expenses presented to the Delaware Supreme Court in *AFSCME*. Indeed, they are arguably more significant given the importance of the subject matter and the multitude of federal and state law issues implicated by public disclosures on such matters.[9] Accordingly, the *AFSCME* line of cases compels the conclusion that the Proposal would be invalid if it were implemented.[10]

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5 *Quickturn*, 721 A.2d at 1291.

6 8 *Del. C.* § 141(a) ("The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation."). *Quickturn*, 721 A.2d at 1291 (discussing a board's "statutory authority to manage the corporation under 8 *Del. C.* § 141(a) and its concomitant fiduciary duty pursuant to that statutory mandate"). Section 141(a) permits a corporation to include in its certificate of incorporation provisions that delegate the board's power to other persons or to limit the board's ability to take action on specified matters. 8 *Del. C.* § 141(a).

7 953 A.2d 227 (Del. 2008).

8 *CA, Inc. v. AFSCME Employees Pension Plan*, 953 A.2d 227, 239 (Del. 2008). The Delaware General Corporation Law (the "DGCL") was amended after the *AFSCME* decision to specifically authorize by-laws relating to reimbursement of a stockholder's proxy solicitation expenses (*see* 8 *Del. C.* § 113), but that new statutory provision does not overrule the principles of common law adopted by the Supreme Court. Rather, the DGCL amendments merely demonstrate the principle that a future board cannot be divested of managerial power in a policy or by-law unless that divestiture is permitted by the DGCL.

9 *See, e.g.*, 17 C.F.R. 240.10b-5 (generally prohibiting misrepresentations, half-truths, omissions, and concealments of after-acquired information); *Malone v. Brincat*, 722 A.2d 5, 12 (Del. 1998) (recognizing that if directors make public statements to stockholders, they must "provide a balanced, truthful account of all matters disclosed").

10 This line of cases does not mean that a board cannot limit the exercise of its fiduciary duties to the extent it enters into binding contracts, in which the board contractually limits its range of actions in exchange for

(Continued . . .)

In addition, the 120-day deadline itself could restrict the directors' ability to conduct a fully informed evaluation process. The 120-day deadline might fall in the middle of non-public discussions with bidders for Citi Holdings assets. Or, the directors may simply conclude that they need more time to perform a thorough evaluation of how to dispose of the Company's Citi Holdings assets.

The requirement to publicly disclose the directors' findings might interfere with the evaluation process in other ways as well. The directors may be reluctant to open non-public discussions to sell an asset if they face the prospect of running an unsuccessful sale; in which case they must publicly disclose that a buyer could not be found for specific assets. The 120-day public disclosure deadline might also interfere with the types of non-disclosure agreements the directors enter into with potential buyers of specific assets. A non-disclosure agreement might need to include specific carve-outs, to allow for public disclosure, that the directors might not have insisted on absent the requirement to make a report to stockholders. These carve-outs might limit the number of counterparties willing to discuss transactions with the Company, or adversely affect the exchange of information that might have occurred absent the carve-outs.

It is possible that some of the risks outlined above might never materialize. For example, theoretically, the directors could complete their review within the 120-day deadline. The directors, however, owe the Company and its stockholders a duty of care to avail themselves "of all information reasonably available" in making their decisions.[11] This includes an obligation to spend whatever amount of time is necessary on a decision given its complexity and material significance to the Company.[12] If implemented, the Proposal would require the directors to report on their plan to divest all Citi Holdings businesses even if the directors were to determine that additional time was necessary to complete a fully informed analysis of how to dispose of those assets.

(Continued . . .)

bargained-for consideration. *See In re Ancestry.com Inc. S'holder Litig.*, C.A. No. 7988-CS (Del. Ch. Dec. 17, 2012) (Transcript) (noting that "[p]er se rulings where judges invalidate contractual provisions across the bar are exceedingly rare in Delaware", and noting that there are conceivable circumstances in which a corporation selling itself can, at the end of an auction, contractually agree to enforce standstill provisions that prevent other auction participants from making another offer); *but see also In re Complete Genomics, Inc. S'holder Litig.*, C.A. No. 7888-VCL (Del. Ch. Nov. 9, 2012) (Transcript) (noting that there are circumstances in which a board would breach its fiduciary duties by entering into contractual provisions preventing third parties from making bids to buy the company). In our view, these types of third-party contracts differ from the Proposal, which does not involve bargained-for consideration and instead is an intra-governance action in which the board would be committing a director committee to a deadline selected by the Proponent.

11 *See Paramount Communications Inc. v. QVC Network Inc.*, 637 A.2d 34, 44 (Del. 1994).

12 *In re Walt Disney Co. Derivative Litigation*, 907 A.2d 693, 768-69 (Del. Ch. 2005) (recognizing that what constitutes an appropriate amount of time, under the directors' fiduciary duties, to discuss and deliberate on a business decision depends on "the nature and scope of the" business decision at issue), *aff'd*, 906 A.2d 27 (Del. 2006); *see also Aronson v. Lewis*, 473 A.2d 805, 812 (Del. 1984) (discussing directors' fiduciary duty to take all required steps to appropriately "inform themselves, prior to making a business decision, of all material information").

Finally, although the directors generally do not owe a duty under Delaware law to provide continuous updates on the financial affairs of the Company,[13] when they do communicate with stockholders they must provide complete disclosure (i.e., avoid omissions that render the communications misleading).[14] The directors' study of potential transactions likely would require an in-depth review of confidential information and a report of a "plan" for divesting the Company's Citi Holdings assets would likely involve the disclosure of confidential information because it would reveal the Company's anticipated strategy and timeframe for disposing of these assets. The Proposal purports to permit the directors to withhold confidential information. However, if the Proposal were implemented, the directors would be required to comply with the Proposal's mandatory reporting requirement and, in order satisfy that requirement and avoid a misleading, partial disclosure, the directors might be forced to disclose such confidential information. Therefore, despite this savings language, the Proposal's arbitrary deadline for reporting back to the stockholders might require the directors – in order to avoid violating their fiduciary duties – to disclose confidential information at an inopportune time for the Company. Under Delaware law, the directors must weigh the benefits of disclosure against the costs associated with disclosing confidential information.[15] For example, the disclosure of confidential information about the potential sale or divestiture of an asset might be used to the advantage of one of the Company's competitors. The Proposal asks the directors to forego this careful balancing process, and to expose the Company to harm, in order to meet the 120-day deadline.

For all of these reasons, we believe the Proposal, if implemented, would cause the Company to violate Delaware law.

III. The Proposal Is Not A Proper Subject For Stockholder Action.

Because the Proposal, if implemented, would cause the Company to violate Delaware law, we believe the Proposal is also not a proper subject for stockholder action under Delaware law.

* * *

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[13] *Malone v. Brincat*, 722 A.2d 5, 11 (Del. 1998) (finding that Delaware law "does not require directors to provide shareholders with information concerning the finances or affairs of the corporation").

[14] *Id.* at 12 (recognizing that if directors make public statements to stockholders, they must "provide a balanced, truthful account of all matters disclosed").

[15] *Id.* (recognizing the board's disclosure duty "must be balanced against its concomitant duty to protect the corporate enterprise, in particular, by keeping certain financial information confidential").

IV. Conclusion.

For the foregoing reasons, it is our opinion that (i) the Proposal, if implemented, would cause the Company to violate Delaware law and (ii) the Proposal is not a proper subject for stockholder action under Delaware law.

Very truly yours,

Morris, Nichols, Arsht & Tunnell LLP

7833145

ENCLOSURE 4

CHARTER OF CITI HOLDINGS OVERSIGHT COMMITTEE

CITIGROUP INC.
CITI HOLDINGS OVERSIGHT COMMITTEE CHARTER
January 18, 2012

Mission

The Citi Holdings Oversight Committee ("Committee") of Citigroup Inc. ("Citigroup" or the "Company") is a standing committee of the Board of Directors ("Board"). The purpose of the Committee is to oversee the management of the Company's Citi Holdings business segment, which consists of Brokerage and Asset Management, Local Consumer Lending and the Special Asset Pool.

Membership

The Committee shall be comprised of at least three non-management members of the Board.

Duties and Responsibilities

The Committee shall have the following duties and responsibilities:

- Meet as often as it determines, but not less frequently than quarterly.
- Oversee management's strategy for the timely and economically efficient disposition or optimization of Citi Holdings' assets and businesses, and monitor management's execution of that strategy through appropriate milestones and metrics.
- Review and discuss with management the Company's risk exposures with respect to Citi Holdings' assets and the steps management has taken to monitor and control such exposures.
- Regularly report to the Board on the Committee's activities.
- Annually review and report to the Board on its own performance.
- Review and assess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.